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OR FOR DISSEMINATION IN THE UNITED STATES
LPT Capital Ltd. 1383 Marinaside Crescent, Suite 805 Vancouver, British Columbia V6Z 2W9 Tel: (604) 720-0099	Lincoln Gold Corp. 350 - 885 Dunsmuir Street Vancouver, British Columbia V6C 1N5 Tel: (604) 688-7377

JOINT NEWS RELEASE

Lincoln Gold Corporation and LPT Capital Ltd.
Receive Shareholder and Court Approvals to Business Combination

VANCOUVER, BRITISH COLUMBIA - February 26, 2009 - Paul Saxton, representing Lincoln Gold Corporation ("Lincoln") and Philip Walsh, representing LPT Capital Ltd. ("LPT"), are pleased to announce that, at the special meetings held on February 18, 2009, Lincoln received necessary shareholder approvals to the business combination by way of statutory plan of arrangement involving Lincoln, LPT and its wholly-owned subsidiary 0843037 B.C. Ltd. In particular, Lincoln shareholders approved, and Lincoln completed, the continuation of Lincoln from the federal jurisdiction to British Columbia and shareholders approved the plan of arrangement, and LPT received shareholder approval to the share consolidation referred to in the news release of October 10, 2008. For details of the transaction please refer to the joint information circular (the "Information Circular") dated January 19, 2009 previously mailed to shareholders and available on SEDAR at www.sedar.com.

Following shareholder approvals, on February 20, 2009, the Supreme Court of British Columbia entered its final order approving the plan of arrangement transaction.

The completion of the transaction, which will constitute LPT's qualifying transaction under the policies of the TSX Venture Exchange, will occur in conjunction with the closing of LPT's concurrent financing as described in the Information Circular, which is currently expected to occur before the end of March, 2009. The financing consists of a non-brokered post consolidation private placement of units of LPT at a price of $0.17 per unit for gross proceeds of $3.38 million to a maximum of $4.0 million. Each unit consists of one post-consolidation common share of LPT and one-half of one transferable warrant, with each whole warrant exercisable to purchase one post-consolidation share of LPT for a period of three years at a price of $0.22 during the first year and $0.30 thereafter. The units have not been and will not be registered in the United States under the Securities Act of 1933, as amended (the "1933 Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This news release does not constitute an offer to sell the units.

LPT may pay finder's fees to third parties in connection with the private placement in an aggregate amount of 8% of the gross proceeds raised, payable at the election of the finder in cash or post-consolidation LPT shares on the basis of $0.17 per share.

For further information please contact Paul Saxton at 604-688-7377 and Philip Walsh at
604-720-0099.
On behalf of LPT Capital Ltd. "PHILIP J. WALSH" Philip J. Walsh President & CEO	On behalf of Lincoln Gold Corp. "PAUL SAXTON" Paul Saxton President & CEO

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Forward-Looking Statements: This press release contains forward-looking statements about LPT Capital Ltd. and Lincoln Gold Corporation and their respective businesses and future plans, including the planned business combination transaction and concurrent financing. Forward-looking statements are statements that are not historical facts and include: the expected timing of the completion of the business combination transaction and in particular the completion of the concurrent financing in connection therewith. The forward-looking statements in this press release are subject to various risks, uncertainties and other factors that could cause actual results or achievements to differ materially from those expressed in or implied by forward-looking statements. These risks, uncertainties and other factors include, without limitation, uncertainty post-transaction as to LPT's and Lincoln's abilities to achieve the goals and satisfy the assumptions of management; uncertainties as to the availability and cost of financing; the risk that development projects will not be completed successfully or in a timely manner; general economic factors and other factors that may be beyond the control of the parties. Forward-looking statements are based on the beliefs, opinions and expectations of the management of LPT and Lincoln, at the time they are made, and LPT and Lincoln do not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change, except as required by law.